EXHIBIT 99.1

NewsRelease

TC Energy’s Pumped Storage Project moving to final evaluation

Made-in-Ontario: a solution to accelerate the province’s ambitious plans for clean economic growth

TORONTO, Ontario – July 10, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) welcomes today’s announcement from the Government of Ontario, which outlines a sustainable road map towards achieving an emission-free electricity sector. As part of the announcement, the Ministry of Energy will now commence a final evaluation on the proposed Ontario Pumped Storage Project (the Project) and render a decision by the end of the year.

Ontario Pumped Storage is a made-in-Ontario solution that would keep jobs at home and rely on safe domestic supply chains. Proposed for development by TC Energy and its prospective partner Saugeen Ojibway Nation, Ontario Pumped Storage would be Ontario’s largest energy storage project, storing enough clean electricity to power one million homes for 11 hours. As Ontario transitions to a cleaner electricity grid, it will need a portfolio of new emission-free power that will rely heavily on long duration storage. Ontario Pumped Storage would deliver clean energy during times of peak demand while providing ratepayers with an affordable solution to drive Ontario’s clean energy transition and accelerate economic growth in the province.

The Project is subject to the approval of TC Energy’s board of directors and a successful partnership agreement with the Saugeen Ojibway Nation. TC Energy is targeting a final investment decision in 2024. It is expected to be in-service in the early 2030s, subject to receipt of regulatory and corporate approvals.

Quotes
“Ontario Pumped Storage will be a critical component of Ontario’s growing clean economy and will deliver significant benefits and savings to consumers. Ontario continues to attract major investments that will have large power needs - many of which are seeking zero-emission energy before they invest. We are pleased the government is advancing efforts to recognize the significant role that long duration storage plays – firming resources will become increasingly valuable in supporting a future emission-free electricity system,” Corey Hessen, Executive Vice-President and President, TC Energy, Power and Energy Solutions.

“Ontario Pumped Storage represents a significant partnership opportunity for the people of Saugeen Ojibway Nation. TC Energy has been working with us to establish a relationship based on trust and collaboration. Should the partnership proceed, Saugeen Ojibway Nation will jointly develop, construct, operate and own the Project, and would be entitled to a significant share of the Project’s revenues that would provide lasting economic benefits to both Nations for years to come,” Conrad Ritchie, Chief, Saugeen First Nation and Veronica Smith, Chief, Chippewas of Nawash Unceded First Nation.

“The Municipality of Meaford recognizes the significant stimulus a project like this would have on the local economy, and the benefits it would bring as a whole to Ontario’s electricity system. We look forward to continuing to work with TC Energy to develop a community benefits agreement that will ensure we move into the future stronger and better for years to come,” Ross Kentner, Mayor, Municipality of Meaford.

“We believe the Ontario Pumped Storage Project presents a unique opportunity to provide training and employment opportunities in the province, in support of well paying, middle class skilled jobs to help our economy grow, while addressing important climate concerns through the storage of clean energy,” Jack Oliveira, Business Manager, LiUNA OPDC and LiUNA Local 183.

“Maintaining resilient and reliable energy infrastructure is essential for a vibrant economy in Ontario. Planning for assets like the Ontario Pumped Storage Project will help ensure that the province stays on track to produce low carbon energy that will power our economy, when we need it,” Rocco Rossi, President and CEO, Ontario Chamber of Commerce.

Anticipated Timeline
•The Ministry of Energy has directed the Independent Electricity System Operator (IESO) to conduct a final analysis of Ontario Pumped Storage to validate its role as part of Ontario’s electricity system. The IESO will provide their analysis to the Ministry by Sept. 30, 2023.
•In parallel, the Ministry of Energy will launch consultations on Ontario’s Regulatory Registry and the Environmental Registry of Ontario on the potential to rate regulate Ontario Pumped Storage via the Ontario Energy Board.
•By Nov. 30, 2023, the Minister of Energy will make a final determination on Ontario Pumped Storage.

Quick Facts
•Ontario Pumped Storage is a development project, proposed for construction on the Department of National Defence’s 4th Canadian Division Training Centre in Meaford, Ontario in the territory of the Saugeen Ojibway Nation.
•The project would stimulate the economy and maximize the value of Ontario’s electricity, generating approximately $12.1 billion in energy system cost benefits, while creating more than 1,000 direct jobs regionally and in Ontario.
•Once operational, the project would pay approximately $8.5 million annually in income to workers employed at the facility, off-site employees and direct contract workers.
•The Municipality of Meaford passed a conditional motion of support for Ontario Pumped Storage in February.

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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